

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 3, 2017

<u>Via e-mail</u>
Mr. David W. Kalish
Senior Vice President and Chief Financial Officer
One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, New York 11021

    Re: One Liberty Properties, Inc.
           Form 10-K for the Year Ended December 31, 2016
           Filed March 10, 2017
           File No. 1-09279

Dear Mr. Kalish:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Consolidated Balance Sheets, page F-3\</u>

1. We note from your disclosure in Note 6 of your consolidated financial statements that you have determined six joint ventures to be variable interests entities ("VIEs"), which you consolidate as a result of being the primary beneficiary. Please tell us your consideration for presenting the assets and liabilities of the consolidated VIEs separately on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Accountant
Office of Real Estate
& Commodities